UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM

6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-14642

ING Groep N.V.

(Translation of registrant's name into English)

Bijlmerdreef 106

1102 CT Amsterdam The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

EXPLANATORY NOTE

The Registrant furnished a report on Form 6-K on June 18, 2024 (the "Original Filing") exhibiting a press release issued in relation to the filing of press release Progress on share buyback, as released to shareholders. This Amendment No. 1 on Form 6-K/A is furnished solely to add the original press release of June 18, 2024 as an exhibit, and replaces the Original Filing.

On June 18, 2024, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c) Exhibit 99.1. Progress of share buyback programme

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

Date: June 18, 2024	/s/ Raymond Vermeulen Raymond Vermeulen Head of External Communications & Media Relations